

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 17, 2010

Via U.S. mail and facsimile

Richard A. Papworth
Chief Executive Officer
BlueStar Financial Group, Inc.
11445 E. Via Linda; Suite 2419
Scottsdale, AZ 85259

>   Re: **BlueStar Financial Group, Inc.**
>   **Form 10-K for the Year Ended June 30, 2009**
>   **Form 8-K filed February 12, 2010**
>   **Form 8-K/A filed March 1, 2010**
>   **File No. 333-152959**

Dear Mr. Papworth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689.

Sincerely,

Rufus Decker
Accounting Branch Chief